Mail Stop 4561

January 8, 2009

Mr. Richard Deranleau
Chief Financial Officer
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054

> **Re:** **Foundry Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on February 26, 2008**
> **File No. 0-26689**

Dear Mr. Deranleau:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Kathleen Collins
                                    Accounting Branch Chief